UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Scott L. Bok

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

June 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 7

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 776,526
	8	Shared Voting Power 599,377
	9	776,526
	10	Shared Dispositive Power 599,377

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,903
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 7

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 140,942
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 140,942

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,942
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.6%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 7

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783

11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 4 of 7

1	Names of Reporting Persons Scott L. Bok November 2015 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 169,652
	8	Shared Voting Power None
	9	Sole Dispositive Power 169,652
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,652
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 5 of 7

Explanatory Note

The purpose of this Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 10, 2018 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons resulting primarily from a decrease in the outstanding Shares. The increase in the percentage of the Shares beneficially owned by the Reporting Persons is otherwise attributable to the Issuer’s February 8, 2018 election to issue Scott L. Bok 49,269 Shares in settlement of his most recent vesting of an award of restricted stock units granted under the Equity Incentive Plan. Of these 49,269 Shares, the Issuer withheld 25,562 Shares to satisfy applicable tax withholding obligations. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 1. Percentages are based on 22,927,349 Shares outstanding as of June 25, 2018.

As of the date hereof, the Reporting Persons beneficially own 1,375,903 Shares as a group, representing approximately 6.0% of the outstanding Shares.

Scott L. Bok. Scott L. Bok is the direct beneficial owner of 776,526 Shares, representing approximately 3.4% of the outstanding Shares.

Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 140,942 Shares, representing approximately 0.6% of the outstanding Shares.

Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.3% of the outstanding Shares.

Scott L. Bok November 2015 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2015 Annuity Trust. The Scott L. Bok November 2015 Annuity Trust is the direct beneficial owner of 169,652 Shares, representing approximately 0.7% of the outstanding Shares.

(b)	Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 1.

(ii)	Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 1.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 1.

(iv)	Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 1.

CUSIP No. 395259104	13D	Page 6 of 7

(c) There have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 395259104	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2018

Scott L. Bok
By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2015 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee